Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	9-months Ended Sep. 30,	12-months ended Sep. 30,	Year Ended December 31,
(millions)	2008	2008	2007	2006	2005	2004	2003
Income (loss) from continuing operations, before income taxes	$204.5	$487.9	$613.1	$363.1	$312.9	$(600.6)	$32.8
Add:
Interest expense	175.1	238.7	270.1	289.1	298.4	333.5	351.0
Amortization of capitalized interest	—	—	—	—	0.1	0.3	1.3
Deduct:
Capitalized interest	—	—	—	—	0.1	0.7	17.3
(Loss) income from equity Investments, net	25.3	36.0	18.0	3.4	60.4	36.1	(0.4)

Earnings before taxes and fixed charges	$354.3	$690.6	$865.2	$648.8	$550.9	$(303.6)	$368.2

Interest expense	$175.1	$238.7	$270.1	$289.1	$298.4	$333.5	$351.0

Total fixed charges	$175.1	$238.7	$270.1	$289.1	$298.4	$333.5	$351.0

Ratio of earnings to fixed charges	2.02x	2.89x	3.20x	2.24x	1.85x	— (1)	1.05x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments (net of distributions) and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented. Certain prior year amounts have been adjusted to conform to the current year presentation. Further, the company had significant charges (most of which were non-cash) and gains in the periods presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in TECO Energy, Inc.’s Annual Reports on Form 10-K for the years presented (other than 2004, for which reference is made to TECO Energy Inc.’s Current Report on Form 8-K dated May 23, 2005).

All prior periods presented reflect the classification of Commonwealth Chesapeake Company, LLC (CCC), Frontera Generation Limited Partnership (Frontera), BCH Mechanical (BCH), TECO Thermal, TECO AGC, Ltd., TECO BGA, Prior Energy, TECO-Panda Generating Company (TPGC), and TECO Coalbed Methane as discontinued operations. Frontera was sold in December 2004, the sale of BCH was completed in January 2005, and the transfer of TPGC was completed in May 2005. The sales of Prior Energy and TECO BGA were completed in February 2004.

Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals.

(1)	Earnings were insufficient to cover fixed charges by $637.1 million. The ratio was -0.91x